Exhibit 99.1

Notice to convene Annual General Meeting 2017

Notice is hereby given that the annual general meeting of Ascendis Pharma A/S (the “Company”) will be held on:

May 24th, 2017 at 2:00 pm CET

The annual general meeting will be held at:

Mazanti-Andersen Korsø Jensen, Amaliegade 10, DK-1256 Copenhagen K, Denmark

The agenda for the annual general meeting is as follows:

1.	Election of Chairman of the Meeting

2.	Report on the Company’s Activities during the Past Year

3.	Presentation of Audited Annual Report with Auditor’s Statement for Approval and Discharge of the Board of Directors and Management

4.	Resolution on Application of Profits or Covering of Losses as per the Adopted Annual Report

5.	Election of Board Members

6.	Election of State-authorized Public Auditor

7.	Any proposals from the Board of Directors and/or Shareholders

Complete Proposals

Re 1

The Board of Directors proposes that attorney-at-law Lars Lüthjohan Jensen is elected as chairman of the general meeting.

Re 2

Chairman of the Board, Michael Wolff Jensen, and / or Chief Executive Officer, Jan Møller Mikkelsen will report on the Company’s activities for the year ended December 31, 2016.

Re 3

The Board of Directors recommends that the audited annual report will be adopted and that a resolution will be passed to discharge the Board of Directors and Management from liability.

Re 4

The Board of Directors proposes that the consolidated loss for the year of EUR 68.505 million be carried forward to next year through recognition in retained earnings.

Re 5

Members of Class I of the Board of Directors are up for election. Pursuant to article 10 of the Articles of Association, board members shall be elected in accordance with the following rules:

“The board of directors shall with respect to the duration of the term which they severally hold office be classified into two classes as nearly equal in number as possible. Such classes shall originally consist of one class of directors (“Class I”) who shall be elected at the annual general meeting held in 2015 for a term expiring at the annual general meeting to be held 2017; and a second class of directors

(“Class II”) who shall be elected at the annual general meeting held in 2015 for a term expiring at the annual general meeting to be held in 2016. The shareholders shall increase or decrease the number of directors, in order to ensure that the two classes shall be as nearly equal in number as possible; provided, however, that no decrease shall have the effect of shortening the term of any other director. At each annual general meeting beginning in 2016, the successors of the class of directors whose term expires at that meeting shall be elected to hold office for a term expiring at the annual general meeting held in the second year following the year of their election.”

Currently, the Board of Directors is composed of the following:

Class I, with a term expiring at this annual general meeting in 2017: James I. Healy, Jan Møller Mikkelsen and Michael Wolff Jensen. It is noted that Rafaèle Tordjman who was also elected in 2015 resigned from the board in March 2017.

Class II, with a term expiring at the annual general meeting to be held in 2018: Albert Cha, Martin Olin, Jonathan T. Silverstein and Birgitte Volck.

The board of directors proposes that the following persons are elected for Class I for a term expiring at the annual general meeting to be held in 2019:

James I. Healy (reelection for Class I)

Jan Møller Mikkelsen (reelection for Class I)

Lisa Bright (new non-executive board member)

Michael Wolff Jensen (reelection for Class I)

so that, if so decided by the shareholders, the board of directors will consists of the following:

Class I, with a term expiring at the annual general meeting to be held in 2019:

James I. Healy

Jan Møller Mikkelsen

Lisa Bright

Michael Wolff Jensen

Class II, with a term expiring at the annual general meeting to be held in 2018:

Jonathan T. Silverstein

Albert Cha

Birgitte Volck

Martin Olin

All current board members in Class I and Lisa Bright have accepted to stand for (re)election in accordance with the above. Information about the current board members and Lisa Bright is available on the Company’s website www.ascendispharma.com.

Re 6

The Board of Directors proposes that Deloitte Statsautoriseret Revisionspartnerselskab be re-appointed as the Company’s auditor.

Re 7

The Board of Directors proposes to amend the Articles of Association by amending article 4 d (2) to authorize the Board of Directors to increase the company’s share capital at one or more times without pre-emptive subscription rights for the company’s shareholders.

The Board of Directors specifically proposes to:

(1) replace the entirety of article 4 d (2) with the following:

“The board of directors is until 31 December 2022 authorized at one or more times to increase the company’s share capital by up to nominal DKK 20,000,000 without pre-emptive subscription rights for the company’s shareholders. Capital increases according to this authorization can be carried out by the board of directors by way of contributions in kind, conversion of debt and/or cash contributions and must be carried out at market price. The board of directors is authorized to make the required amendments to the articles of association if the authorization to increase the share capital is used and to cause such shares to be deposited with a depositary bank and the simultaneous issuance of American Depositary Shares representing such shares.”

and

(2) delete article 4 d (4) regarding the limitation on aggregate capital increases of nominal DKK 25,000,000 and the last two paragraphs of article 4 regarding capital increases made in accordance with the existing authorization on 18 October 2016 and 2 November 2016 respectively.

—oo0oo—

The adoption of the proposal to amend the Articles of Association proposed in item 7 of the agenda requires a majority in favor of the proposed resolution of at least two thirds of both the votes cast and of the voting share capital represented at the general meeting. The remaining proposals are adopted by a simple majority of the votes cast.

The Company’s nominal share capital currently amounts to DKK 32,502,555 consisting of 32,502,555 shares of DKK 1 nominal value. At the general meeting, each share amount of DKK 1 nominal value carries one vote.

Information: The following information is available at the Company’s website www.ascendispharma.com as of April 26, 2017.

•	Notice to convene the annual general meeting

•	The aggregate number of shares and voting rights as at the date of the notice to convene the general meeting

•	The documents that will be submitted at the general meeting, including the audited annual report

•	The agenda and the complete proposals for adoption

•	Forms for voting by proxy or by mail

The convening notice will also be forwarded in writing to all shareholders recorded in the register of owners who have requested such notification.

Shareholders can ask questions to the Company in writing regarding the agenda and/or the documents prepared for the general meeting.

A shareholder’s right to attend general meetings and to vote at general meetings is determined on the basis of the shares that the shareholder owns on the registration date. The registration date is May 17, 2017. The shares which the individual shareholder owns are calculated on the registration date on the basis of the registration of ownership in the Register of Owners as well as notifications concerning ownership which the company has received with a view to update the ownership in the Register of Owners.

In addition, any shareholder who is entitled to attend a general meeting and who wishes to attend must have requested an admission card from the Company as described below.

Language: The meeting will be conducted in English according to section 7 of the Articles of Association.

Shareholders, proxies and any accompanying adviser must have an admission card to attend the general meeting. Admission cards may be ordered on the Company’s website, www.ascendispharma.com or on the website of Computershare A/S, www.computershare.dk.

Admission cards must be ordered no later than May 19, 2017 at 12.00 a.m. (CET).

Proxy: For the general meeting, shareholders may vote by proxy by presenting an instrument of proxy, duly signed and dated. Proxy forms can be downloaded from the website of the Company, www.ascendispharma.com, and must be forwarded to Computershare A/S, Kongevejen 418, DK-2840 Holte, by mail or by fax no. + 45 45 46 09 98. Computershare must receive completed proxy forms no later than Monday, May 22, 2017 at 12.00 a.m. (CET).

Proxies may also be granted electronically on the Company’s website, www.ascendispharma.com, or on the website of Computershare A/S, www.computershare.dk, by using a Computershare username and password. Usernames and passwords will be sent to all shareholders by email. Electronic proxies must be granted no later than Monday, May 22, 2017 at 12.00 a.m. (CET).

Voting by mail: Shareholders may - instead of voting in person at the ordinary general meeting - choose to vote by mail, i.e. voting in writing prior to the general meeting. Any shareholder who chooses to vote by mail shall send the absentee vote to Computershare A/S, Kongevejen 418, DK-2840 Holte, by mail or by fax no. + 45 45 46 09 98.

Electronic voting: It is also possible to vote electronically on the website of Computershare A/S, www.computershare.dk, by using Computershare username and password.

In order to stay valid, the absentee vote must be received by Computershare A/S no later than May 23, 2017 at 4.00 p.m. (CET). Absentee voting forms can also be downloaded from the website of the Company, www.ascendispharma.com. Please note that an absentee vote cannot be withdrawn.

Please note that letters may be in the mail for several days.

Hellerup, April 26, 2017

On behalf of the Board of Directors

Michael Wolff Jensen

Chairman